Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

Marc J. Adesso 615.850.8063 direct Marc.Adesso@wallerlaw.com

July 29, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Larry Spirgel and Matthew Crispino

Re:	Kubient, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 13, 2020 File No. 333-239682

Dear Mr. Spirgel and Mr. Crispino:

Kubient, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2020 (the “Registration Statement”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold, italicized text. In conjunction with these responses, the Company has filed today with the Commission Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Recent Developments, page 6

1.	We note your statement in this section that you believe the revenue derived from your agreement with the associated press could reach as high as $500,000 per fiscal quarter in 2021. Please disclose the basis for this estimate.

RESPONSE: In response to the Staff’s comment, the Company has removed all references to an estimate of possible future revenue that might be derived from its agreement with the Associated Press, as the Company believes that further public discussion of the basis of its estimate might cause material harm to its ongoing business relationship with the Associated Press.

Use of Proceeds, page 34

2.	We note your response to prior comment 5. However, we cannot find any disclosure in this section regarding the interest rate and maturity of the existing debt you intended to pay off with proceeds of this offering. Please advise.

RESPONSE: In response to the Staff’s comment, the Company has included additional disclosure regarding the interest rate and maturity of the existing debt it intends to pay off with the proceeds of its offering.

Capitalization, page 35

Kubient, Inc.

July 29, 2020

3.	In the interest of transparency to investors, please revise your capitalization table to provide footnotes or similar disclosures to explain the adjustments made in arriving at your capitalization on a pro forma and pro forma as adjusted basis.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure preceding its capitalization table in order to explain the adjustments made in arriving at its capitalization on a pro forma and pro forma as adjusted basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

4.	You provide general disclosures on page 17 that COVID-19 has significantly impacted both brands and advertising channels and resulted in an overall decrease in advertising volumes. Please refer to CF Disclosure Guidance Topic 9A and revise your MD&A to address how COVID-19 has impacted your specific business operations, liquidity and capital resources. Please similarly revise your risk factor and financial statement disclosures as appropriate. Disclosures should address, but not be limited to, the following:

•	Impact on your ability to retain and expand your customer base;

•	Known or expected impacts upon the transaction volume on your platform and the rates you charge for your services;

•	Financial statement and liquidity impact of your salary reduction program;

•	Any known or expected adjustments needed to ensure sufficient access to capital (e.g. plans to increase borrowings, decrease operating costs and/or curtail capital expenditures); and

•	Known or expected impacts on the timing of your deployment of KAI as a commercially available stand-alone enterprise product.

RESPONSE: In response to the Staff’s comment, the Company has included revised and enhanced disclosures in the Prospectus Summary, Risk Factors section and its MD&A to address potential risks arising from how COVID-19 has impacted the Company’s business operations, liquidity and capital resources.

Results of Operations, page 39

5.	Please enhance your discussion of net revenues for the three months ended March 31, 2020 with the three months ended March 31, 2019 to address known or expected revenue trends for the foreseeable future. For example, we note that approximately $1.3 million of your revenue for the quarter ended March 31, 2020 was attributable to beta testing of your KAI product. You disclose on page 20 that you will not generate future revenue from the beta test. Please revise to disclose both the anticipated lack of future revenue from beta testing and the potential impact to your revenue trends if your customers do not convert to or adopt the KAI product.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in this section to address both the anticipated lack of future revenue from beta testing KAI and the potential impact to its revenue trends if its customers do not convert to or adopt the KAI product in the future.

Kubient, Inc.

July 29, 2020

Liquidity and Capital Resources, page 41

6.	You disclose on page 34 that, assuming you sell the maximum amount of common shares in your offering, the net proceeds, together with existing cash and cash equivalents, will enable you to fund operations for at least 12 months. Please similarly revise your liquidity disclosures. Please also revise your liquidity disclosures to address how your operations and liquidity will be impacted if you are unable to sell the maximum number of shares in this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its liquidity disclosures to address how its operations and liquidity will be impacted if it is unable to sell the maximum number of shares in this offering.

Business
Customers and Revenue, page 46

7.	In the third paragraph on page 46, you indicate that you maintain high customer retention and very little, if any, customer loss. Please reconcile this statement with your disclosure in the penultimate paragraph on page 46 that your customer count declined from 49 at December 31, 2019 to 35 as of March 31, 2020.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in this section to better reflect that the Company did not lose any customers between December 31, 2019 and March 31, 2020, and that the customer count referenced in this section merely reflects a smaller number of revenue-generating customers for the particular quarter ended March 31, 2020.

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets, page F-1

8.	Please present a pro forma balance sheet alongside your most recent historic balance sheet to give effect to the conversion of your Senior and Junior Notes upon consummation of the IPO. The pro forma balance sheet should not give effect to the offering proceeds or anticipated repayments of notes.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in this section to present a pro forma balance sheet that gives effect to the conversion of the Senior and Junior Notes upon consummation of the IPO.

Note 3 - Significant Accounting Policies , page F-6

9.	We note your revenue recognition policy disclosure for the KAI product and the increase in your accounts receivable balance as of March 31, 2020. Please tell us how much of this balance pertained to the beta testing revenues of $1.3 million and quantify the extent to which these receivables have been subsequently collected.

RESPONSE: $445,317 of the Company’s accounts receivable balance as of March 31, 2020 pertained to beta testing revenues. Subsequent to March 31, 2020, the Company has not collected any additional amounts. The Company expects that the remainder of the amount of accounts receivable pertaining to beta testing will be collected during the third quarter of 2020.

Kubient, Inc.

July 29, 2020

Note 4 - Intangible Assets, page F-9

10.	Please tell us in greater detail what your $1.5 million acquired data intangible asset represents, how you determined it was appropriate to capitalize these costs and how you determined the 5 year useful over which to amortize this asset. Refer to ASC 985-20-25.

RESPONSE: The data the Company acquired for $1.5 million during the three months ended March 31, 2020 represents first-party anonymized user and device (for example, a smartphone would be a device) data that includes information such as user preferences, device settings and device location. This data is critical to generate effective machine learning algorithms to detect ad fraud. Kubient needed to acquire this data to increase its training population in order to allow for accurate machine learning training, which improves KAI’s ability to identify fraud by being able to match the device in the transaction to its database.

The cost of the product enhancement was determined to meet the capitalization requirements under ASC 985-20-25-2, as technological feasibility of the product enhancement was reached, since the data was scanned into KAI in a short period of time and, accordingly, immediately improved KAI’s knowledge base and, as a result, its marketability.

The useful life of the product enhancement is the estimated life of the enhancement under ASC 985-20-55-19. As mentioned elsewhere herein, KAI uses first-party device data for its machine learning. As such, the data acquired is valuable to KAI as long as the device remains “in service”. The Company estimated the useful life based on a review of research studies that determined that smartphones have an economic life between four and a half and five and a half years. As a result, the Company decided to use the midpoint of such range in determining the useful life of the product enhancement.

Note 6 - Notes Payable, page F-10

11.	Please revise your disclosures to clarify if the notes payable to related parties will be immediately due and payable upon consummation of the IPO or if they will be converted into the units in this offering upon consummation of the IPO.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures to clarify that the notes payable due to related parties as of March 31, 2020 will be converted into the units in the offering.

Note 10 - Concentrations, page F-12

12.	Since gross billings is not a GAAP measure, please revise your disclosures here and on page F-38 to present customer concentration information on the basis of net revenue.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures in this section to present customer concentration on the basis of net revenue.

Note 11 - Subsequent Events, page F-13

Kubient, Inc.

July 29, 2020

13.	We note your disclosures about the Founder Employee Incentive Program on page F-14. Please disclose the terms of any share-based compensation awards granted subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures in this section to confirm that no awards have been granted under the Founder Employee Incentive Program as of the date the financial statements were issued. The Company supplementally confirms that it has no intention of granting awards under the Founder Employee Incentive Program prior to the consummation of the offering.

Separately, as disclosed in Note 11 – Subsequent Events on page F-14 and Item 15 of the Amendment, the Company issued Gateway Group, Inc. 1,112 shares of common stock on June 5, 2020, however, such issuance was not under the Founder Employee Incentive Program and its financial statement impact is not material.

Item 16. Exhibits and Financial Statement Schedules, page II-4

14.	You mark Exhibits 10.1 through 10.9, which were submitted with your draft registration statement, as “previously filed.” Please note that a registrant’s first publicly filed registration statement should include all available exhibits. Refer to Question 10 of the Jumpstart Our Business Startups Act FAQs - Confidential Submission Process for Emerging Growth Companies at https://www.sec.gov/divisions/corpfin/guidance/
cfjumpstartfaq.htm. Accordingly, please file Exhibits 10.1 through 10.9 with your next amendment.

RESPONSE: The Company has filed the applicable exhibits in the manner requested by the Staff.

***

Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments, such as progress on the obtainment of lock-up agreements.

We appreciate the opportunity to respond to any further comments you might have. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely, /s/ Marc Adesso, Esq. Waller Lansden Dortch & Davis, LLP

cc:	Peter Bordes

Chief Executive Officer

Josh Weiss

Chief Financial Officer

Paul Roberts

Chief Strategy Officer

Joseph Bucaro, Esq.

Waller Lansden Dortch & Davis, LLP